

March 24, 2015

Mr. Steven E. Spooner
Chief Financial Officer
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario K2K 2W7

      Re: **Mitel Networks Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 26, 2015
              File No. 1-34699

Dear Mr. Spooner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 5. Net Investment in Sales-Type Leases, page 90

1.   We note that you currently sell the rental payments due to the company from some of the sales-type leases and that you maintain reserves against your estimate of potential recourse for the balance of sold rental payments remaining unbilled (recorded separately as a lease recourse liability). In this regard, tell us how you considered the criteria in ASC 860-10-40-5 in concluding that it is appropriate to recognize the sale of the rental payments due to the company as a sale in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant